Exhibit 11.1                      Statement re: Computation of Per Share Earnings

Net loss as at August 31, 2013	$ 63,081

Average number of shares outstanding since inception (i)	75,000,000

Net loss per share for the period ended August 31, 2013	$ (0.00)

The Company has not issued any stock options, warrants or rights as at August 31, 2013 nor does it intend to do so in the immediate future.

There have been no shares issued subsequent to August 31, 2013.